United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐      No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Press Release

Signature Page

Press Release
MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING OF COMPANHIA VALE DO RIO DOCE, HELD ON AUGUST 30, 2007.
LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
01 — DATE, TIME AND VENUE:
At the Company’s head office, located at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, on August 30, 2007, at 4:30 p.m.
02 — PANEL:
Chairman: Mr. Jorge Luiz Pacheco
Secretary: Mrs. Kátia Christina V. R. de Melo
03 — ATTENDANCE AND QUORUM:
Attended by the shareholders representing more than two thirds of the voting capital, as recorded in the Shareholder Attendance Ledger, thereby confirming the quorum for the decisions listed in the Agenda.
Also present Companhia Vale do Rio Doce Executive Officer, Mr. Tito Botelho Martins Junior, representing the CEO of CVRD, Mr. Roger Agnelli and Mr. Cícero Augusto Oliveira de Alencar, representative of ACAL Consultoria e Auditoria S/S; a specialized company which prepared a valuation report concerning the market value of the total shares issued by AMCI Holdings Australia pursuant to §1º of Article 256 of Brazilian Corporation Law due to the control acquisition.
04 — SUMMONS:
The Extraordinary Shareholders Meeting was duly convened through a Public Notification published on August 1, 2 and 3, 2007 in the Rio de Janeiro Official State Gazette, in the newspaper Diário do Comércio e Indústria (DCI) and in the newspaper Jornal do Commercio, being the August 3, 2007 edition of this newspaper a special edition for the weekend, having the following agenda:
I.	Proposal to amend the Company’s By-laws, as follows:
i.	The addition of a sole paragraph to Article 12, to authorize the Board of Directors’ meetings to be held, under exceptional circumstances, at a location other than the Company’s headquarters;

ii.	The adjustment of the caput of Article 26 in order to increase the maximum number of Executive Officers from 9 (nine) to 11 (eleven);

iii.	The adjustment of Article 27, Paragraph 1 and Paragraph 2 and the numbering of subsequent paragraphs, to establish permanent and temporary replacement procedures for the Chief Executive Officer and other Executive Officers;

iv.	The modification of Article 29 to allow the Executive Board meetings to be held by teleconference, videoconference, or by any other means of communication;

v.	The modification of the wording of Article 21 Item IV and the addition of Article 25 Item IV in order to adjust the responsibilities of the Executive Development Committee and Governance and Sustainability Committee, with relation to issuing reports addressing health and safety-related policies; and

vi.	The adjustment of Article 33 Item VI to reflect the corresponding proposed adjustments to Article 27;
II.	Proposal for a forward stock split, pursuant to which each and every current share issued by the Company, both common and preferred, shall become two shares of the same type and class, as the case may be, and the corresponding adjustment of Article 5 and Article 6 of the Company’s By-laws;

III.	Consolidation of the amendments to the Company’s By-laws, mentioned above in Items I and II herein, if such proposed modifications are approved;

IV.	Ratification of CVRD’s acquisition of the controlling share of AMCI Holdings Australia, as required by Article 256 §1 of the Brazilian Corporate Law; and

V.	Replacement of a Board Member.
05 — READING OF DOCUMENTS:
The copies of the Convening Notice published in the newspapers above mentioned were available, the Proposal for Amendment of the By-Laws, the Proposal for the forward Stock Split of Shares Issued by the Company and all the documents related to AMCI Holdings Australia acquisition. The reading of all those documents was unanimously waived as the content of the same was already known to all the shareholders.
Therefore, after discussion and comments by the shareholders on the above mentioned documents, the following resolutions were made:
06 — THE FOLLOWING RESOLUTIONS WERE APPROVED:
The following resolutions were approved unanimously by the shareholders who voted at the meeting, due to the abstentions delivered and filed within the Company headquarters.
6.1	—	the present written minutes were approved in a summarized form as well as the publication of the same, omitting the signatures of the present shareholders, pursuant article 130, §1º and §2º, of the Brazilian Corporate Law;

6.2	—	the Proposal for Amendment of the By-Laws, aiming (i) to add a sole paragraph to Article 12; (ii) to amend the caput of Article 26; (iii) Article 27 Paragraphs 1º and 2º and the numbering of subsequent paragraphs shall be adjusted; (iv) to amend Article 29; (v) to amend Article 21 Item IV; (vi) to expand Article 25 by including an Item IV and (vii) to adjust Article 33 Item VI in order to correspond with the proposed amendment to Article 27, which shall be shall be adjusted as follows:

“Art. 12 (...)

Sole Paragraph — The meetings of the Board of Directors shall be held at the Company’s headquarters, but, under exceptional circumstances, may be held at a different location.”

“Art. 26 — The Executive Board, which shall be the executive management body of the company, shall consist of 6 (six) to 11 (eleven) members, one of whom shall be the Chief Executive Officer and the others Executive Officers.”

“Art. 27 — The Chief Executive Officer and other members of the Executive Board shall continue in their respective official capacities when physically distant from headquarters realizing their respective duties on business-related travel. In the case of a permanent vacancy, or an impairment which temporarily impedes an officer from performing his respective duties, or a temporary absence or leave due to extraordinary circumstances, the respective procedures for replacing the Chief Executive Officer and other Executive Officers shall be as follows:

§1º — In the case of an impairment which temporarily impedes the Chief Executive Officer from performing his respective duties, the Chief Financial Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of Chief Executive Officer, provided that the Board of Directors ratifies such replacement. In the case of the Chief Executive Officer’s temporary absence or leave due to extraordinary circumstances, the Chief Executive Officer shall designate his own substitute, who shall assume all legal, statutory, and regulatory rights and responsibilities of the Chief Executive Officer.

§2º — In the case of an impairment which temporarily impedes an Executive Officer from performing his respective duties or in the case of an Executive Officer’s temporary absence or leave due to extraordinary circumstances, such Executive Officer shall be replaced, in accordance with the Chief Executive Officer’s nomination, by any of the other Executive Officers, and such nominated Executive Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of the temporarily impaired or absent Executive Officer, excluding voting rights at Executive Board meetings, for the duration of the temporarily impaired or absent Executive Officer’s term.

§3º — Should there be a permanent vacancy in the position of Executive Officer, the Chief Executive Officer shall select a substitute officer and submit such officer’s name to the Board of Directors who shall appoint such substitute officer to complete the remaining term of the vacant executive officer.

§4º — Should there be a permanent vacancy in the position of the Chief Executive Officer, the Chief Financial Officer shall replace the Chief Executive Officer and shall assume the duties, rights, and responsibilities of both the Chief Executive Officer and the Chief Financial Officer, until the Board of Directors holds an election to fill the position of Chief Executive Officer.”

“Art. 29 — The Executive Board shall meet on an ordinary basis once each fifteen days and extraordinarily whenever called by the Chief Executive Officer or his substitute; and

Executive Board members may participate in ordinary or extraordinary meetings in person, by teleconference, videoconference, or other means of communication.”

“Art. 21 — The Executive Development Committee shall be responsible for: (...)”.

IV — issuing reports on health and safety policies proposed by the Executive Board”

“Art. 25 — The Governance and Sustainability Committee shall be responsible for: (...)

IV — issuing reports on policies related to the Company’s institutional social responsibilities, such as environmental-related issues and the Company’s social responsibilities, proposed by the Executive Board.”

“Art. 33 (...)

VI — indicate, whom among the Executive Officers shall substitute an Executive Officer in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to Art. 27 Subsection II – Workings.”

6.3	—	the Proposal for the forward Stock Split of Shares Issued by the Company, whereby each Common and Preferred Class A share issued by the Company will become 2 (two), shares, after the stock-split the caput of Articles 5º and 6º of CVRD’s bylaws will come into force with the following revised text:

“Art. 5º — Paid-up capital amounts to R$ 28,000,000,000.00 (twenty eight billion reais) corresponding to 4,919,314,116 (four billion, nine hundred and nineteen million, three hundred and fourteen thousand, one hundred and sixteen) book-entry shares, being R$ 17, 074,399,818.22 (seventeen billion, seventy-four million, three hundred and ninety-nine thousand, eight hundred and eighteen reais and twenty-two centavos), divided into 2,999,797,716 (two billion, nine hundred and ninety-nine million, seven hundred and ninety-seven thousand, seven hundred and sixteen) ordinary shares and R$ 10,925,600,181.78 (ten billion nine hundred and twenty five million six hundred thousand one hundred and eighty one reais and seventy-eight centavos), divided into 1,919,516,400 (one billion, nine hundred and nineteen million five hundred and sixteen thousand, four hundred) Preferred Class “A”, shares in including 12 (twelve) special class, all without nominal value.”

“Art. 6º — The company is authorized to increase its paid-up capital up to the limit of 3,600,000,000 (three billion, six hundred million) ordinary shares and 7,200,000,000 (seven billion, two hundred million) Preferred Class “A”. Within the limit authorized in this article, the Company, as a result of deliberation by the Board of Directors, may increase its paid-up capital independently of reform to its bylaws, through the issue of ordinary and/or preferred shares.”

6.4	—	the consolidation of the amendments to the Company’s By-laws as the document attached hereto (Exhibit), which constitutes part of these Minutes;

6.5	—	the ratification of the acquisition of the control of AMCI Holdings Australia, pursuant to §1 of article 256 of the Brazilian Corporate Law; and

6.6	—	the appointment of Mr. Luciano Galvão Coutinho as a member of CVRD’s Board of Directors, replacing Mr. Demian Fiocca, who was appointed in the Company’s General Shareholders’ Meeting held on April 27, 2007. Such Director shall remain in office until the next General Shareholders’ Meeting to be held in 2009. His fees shall be paid as established in the Company’s General Shareholders’ Meeting held on April 27, 2007.

07 — ADJOURNMENT
At 6 p.m., with no more issues to be discussed, work was suspended until drawing up these Minutes. Reopening the session, these Minutes were read, approved and signed by the Secretary, the Chairman and the Shareholders present.
We hereby declare that this is a true copy of the Minutes of the Meeting contained in the corporate records of the Company.

Jorge Luiz Pacheco Chairman	Kátia Christina V. R. de Melo Secretary

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: August 31st, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations